EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

General

The authorized capital stock of Calumet, Inc. (the “Company”) consists of 700,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by the Company’s stockholders generally. The holders of the common stock do not have cumulative voting rights in the election of directors.

Holders of shares of common stock are entitled to receive dividends to the extent permitted by applicable law when, as and if declared by the Company’s board of directors (the “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon the Company’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of common stock will be entitled to receive pro rata the Company’s remaining assets available for distribution.

All outstanding shares of common stock are fully paid and non-assessable. The common stock is not subject to further calls or assessments by the Company. Holders of shares of common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights powers, preferences and privileges of the common stock are subject to those of the holders of any shares of preferred stock or any other series or class of stock that the Company may authorize and issue in the future.

Preferred Stock

No shares of preferred stock are issued or outstanding. The Company’s amended and restated certificate of incorporation authorizes the Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of the common stock. The Board is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which the Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Dividends

The Delaware General Corporation Law (the “DGCL”) permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the Board.

The Company has no current plans to pay dividends on the common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Board and will depend on, among other things, the Company’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant. Because the Company is a holding company and has no direct operations, the Company will only be able to pay dividends from funds it receives from its subsidiaries. In addition, the Company’s ability to pay dividends will be limited by covenants in its existing indebtedness and may be limited by the agreements governing other indebtedness that the Company or its subsidiaries incur in the future.

Annual Stockholder Meetings

The Company’s amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Board. To the extent permitted under applicable law, the Company may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Company’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law

The Company’s amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile or abusive change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the

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then-outstanding voting power of the Company’s capital stock or the-then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The Board may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of its management. Moreover, the Company’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and in connection with employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the Company’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

The Company’s amended and restated certificate of incorporation provides that the Board will be divided into three classes of directors, with the directors serving three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). As a result, approximately one-third of the Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. The Company’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the limitations set forth in the Company’s amended and restated certificate of incorporation with respect to the rights of The Heritage Group to designate for nomination a certain number of directors and any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board.

Delaware Law

The Company will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. Under the Company’s amended and restated certificate of incorporation, the Company is prohibited from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder is approved by the Board before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•

at or subsequent to such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of these provisions, a “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the Company’s outstanding voting stock.

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Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in the Company’s amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The Company’s amended and restated certificate of incorporation provides that, subject to the rights granted therein, directors may be removed only for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, the Company’s amended and restated certificate of incorporation also provides that, subject to the rights granted therein, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Quorum

Except as otherwise provided under the Company’s amended and restated certificate of incorporation, for so long as the THG Stockholders (as defined in the Company’s amended and restated certificate of incorporation) and their respective Affiliates (as defined in the Company’s amended and restated certificate of incorporation) own 15% or more of the outstanding shares of common stock, the attendance of at least one director designated by the THG Stockholders shall be required to constitute a quorum of the Board (or any committee of the Board on which a director designated by the THG Stockholders serves) for the transaction of business with respect to such action or decision unless each director designated by the THG Stockholders provides notice to the remaining members of the Board, the Chairman of the Board or the secretary of the Company waiving such right to be included in quorum at such meeting. If there is less than a quorum at any meeting of the Board (or any committee of the Board on which a director designated by the THG Stockholders serves), a majority of the directors present may adjourn the meeting to a time no earlier than five business days after notice of such adjournment. If a director designated by the THG Stockholders is not present at the next meeting following an adjournment, then the presence of a number of directors exceeding 50% of the entire Board (or exceeding 50% of the entire committee, as applicable) entitled to vote shall constitute a quorum for the next meeting.

No Cumulative Voting

Under Delaware law, the right to vote in the election of directors cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Company’s amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of the Company’s stock entitled to vote generally in the election of directors will be able to elect all the Company’s directors.

Special Stockholder Meetings

The Company’s amended and restated certificate of incorporation provides that special meetings of the Company’s stockholders may be called at any time only by the Board, and may not be called by any other person. The Company’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

The Company’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board or nominations made pursuant to the Company’s amended and restated certificate of incorporation. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual

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meeting of stockholders. The Company’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. The Company’s amended and restated bylaws allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Consent Rights

The Company’s amended and restated certificate of incorporation provides that, until the earlier of the THG Stockholders and their respective Affiliates no longer owning at least 5% of the outstanding shares of common stock and July 10, 2027, each of the following will require the consent of the THG Stockholders: (i) any amendment, modification or restatement of the organizational documents of the Company (including the amended and restated certificate of incorporation and amended and restated bylaws of the Company) or any of its significant subsidiaries, (ii) any increase or decrease in the size of the Board, (iii) any appointment or removal of the Chairman of the Board or Chief Executive Officer of the Company, and (iv) initiating any voluntary liquidation, winding up or filing any petition in bankruptcy of the Company or any of its significant subsidiaries.

No Stockholder Action by Written Consent

The Company’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Supermajority Provisions

The Company’s amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise provided in the Company’s amended and restated certificate of incorporation, the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Company’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Company’s amended and restated certificate of incorporation. Any amendment, alteration, rescission or repeal of the Company’s bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Company’s amended and restated certificate of incorporation provides that, except as otherwise provided therein, the following provisions in the Company’s amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions opting out of Section 203 of the DGCL (as described above);

•	the provisions regarding stockholder action by written consent;

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•	the provisions regarding calling special meetings of stockholders;

•	the provisions relating to annual meetings of stockholders;

•	the provisions relating to the forum selection;

•	the provisions regarding filling vacancies on our board of directors and newly-created directorships;

•	the provisions eliminating monetary damages to the fullest extent permitted by the DGCL for breaches of fiduciary duty by a director or officer;

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote; and

•	certain defined terms used in the Company’s amended and restated certificate of incorporation.

The combination of the classification of the Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders entitled to seek appraisal who properly assert and perfect appraisal rights in accordance with Section 262 of the DGCL in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Corporate Opportunity

Delaware law permits a corporation to adopt provisions in its certificate of incorporation renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers or directors. The Company’s amended and restated certificate of incorporation renounces, to the fullest extent permitted by applicable law, any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are the Company’s or the Company’s subsidiaries’ employees.

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Limitations on Liability and Indemnification and Advancement of Expenses of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. The Company’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director or officer derived an improper personal benefit.

The Company’s amended and restated bylaws generally provide that it must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. In addition, the Company has entered into indemnification agreements with its current directors and officers and may enter into indemnification agreements with its future directors and officers. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Company’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification or advancement of expenses is sought.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

The common stock is listed on the Nasdaq Global Select Market under the symbol “CLMT.”